UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

PINKBRICK HOLDINGS INC.

(Exact name of registrant as specified in its corporate charter)

000-55335

Commission File No.:

Delaware	47-2384706
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

33 N. Dearborn Street Suite #650 Chicago, IL	60602
(Address of Principal Executive Offices)	(Zip Code)

312-726-9855
(Registrant’s telephone number, including area code)

PINKBRICK HOLDINGS INC.

33 N. Dearborn Street

Suite #650

Chicago, IL 60602

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

PINKBRICK HOLDINGS INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of June 15, 2015, of the outstanding shares of common stock, par value $0.0001 per share, of Pinkbrick Holdings Inc. (“Pinkbrick”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the sale of Pinkbrick shares by Vincent S. LoPriore, our Chief Executive Officer and a member of our Board of Directors (the “Board”), Thomas G. Folise, our President and a member of our Board, and James V. Folise, our Secretary and a member of our Board, as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2015, which is incorporated herein by reference.

CHANGE IN CONTROL TRANSACTION

On July 1, 2015, the closing date of the transactions (the “Closing Date”), (i) Mr. LoPriore sold 700,000 shares of Pinkbrick stock to Leonard Schiller, (ii) Mr. Thomas Folise sold 700,000 shares of Pinkbrick stock to Mr. Schiller, and (iii) Mr. James Folise sold 1,000,000 shares of Pinkbrick stock to Mr. Schiller. As a result of the transactions, Mr. Schiller owns approximately 80% of Pinkbrick’s outstanding common stock.

On the Closing Date, Mr. Thomas Folise resigned from the position of President, and Mr. James Folise resigned from the position of Secretary. Also on the Closing Date, Mr. Schiller was appointed as our President. At such time, Mr. LoPriore resigned as Chief Executive Officer and was appointed as our Secretary. As of the Closing Date, we had three directors: Mr. LoPriore, Mr. Thomas Folise and Mr. James Folise.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to Pinkbrick’s stockholders (the “Appointment Date”), Mr. Thomas G. Folise and Mr. James V. Folise will resign as directors. It is anticipated that Mr. Leonard Schiller will be appointed as Chairman of the Board of Pinkbrick, and Mr. LoPriore will remain a director of Pinkbrick. A stockholder vote is not required and will not be taken with respect to the appointment of Mr. Schiller, the incoming director. You are not required to take any action with respect to the appointment of Mr. Schiller.

VOTING SECURITIES

The Company has 85,000,000 authorized shares of capital stock as of the date hereof, consisting of 75,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of “blank check” preferred stock, par value $0.0001 per share (the “Preferred Stock”). As of the date hereof, 3,000,000 shares of common stock are issued and outstanding, and none of the Preferred Stock is issued and outstanding. Each share of common stock that is issued and outstanding is entitled to one vote per share. The Preferred Stock may be issued with designations, rights and preferences determined from time to time by our Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 15, 2015, with respect to the holdings of: (i) each of our current directors and named executive officers, (ii) each of the individuals who will be appointed as directors of Pinkbrick on the Appointment Date, and (iii) all directors and executive officers as a group, including the new directors. Other than those individuals named below, no holder owns 5% or more of Pinkbrick’s common stock. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein owns the shares directly and has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is Pinkbrick Holdings Inc., 33 N. Dearborn Street, Suite #650, Chicago, IL 60602. The information below is based on a total of 3,000,000 shares of Pinkbrick’s common stock outstanding as of June 15, 2015.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned
Vincent S. LoPriore	300,000	10.0%
Thomas G. Folise	300,000	10.0%
James V. Folise	-	-%
Leonard Schiller	2,400,000	80.0%
All directors and executive officers as a group (4 persons)	600,000	20.0%

(1)	As of the date of this Information Statement, Messrs. LoPriore, Thomas Folise and James Folise serve as our directors. Ten days after the filing and dissemination of this Information Statement, Messrs. Thomas Folise and James Folise will resign as directors and Mr. Schiller will be appointed to our Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of Pinkbrick’s current executive officers and directors. Each director holds office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Vincent S. LoPriore (1)	47	Chief Executive Officer and Director
Thomas G. Folise (1)	41	President and Director
James V. Folise (1)	47	Secretary and Director

(1)	Messrs. Thomas Folise and James Folise are brothers and Mr. LoPriore is their cousin.

Vincent S. LoPriore served as the Company’s Chief Executive Officer and director from November 12, 2014 until the Closing Date, and as the Company’s Secretary and director since the Closing Date. Since January 2015, Mr. LoPriore has been a financial representative at JH Darbie and Co. Additionally, since November 2014, Mr. LoPriore has been a managing partner of Central Park Advisors, LLC, where he advises public and private companies. From January 2012 to December 2014, Mr. LoPriore acted as an advisor for Middlebury Securities, LLC. Since April 2010, Mr. LoPriore has also served as the managing partner of Gravitas Capital Partners. From May 2010 until January 2011, Mr. LoPriore served as an advisor to Bishop, Rosen & Co. Prior to that, Mr. LoPriore was an advisor to Axiom Capital Management from May 2008 to May 2010. Mr. LoPriore’s consulting and financial experience is an asset to the Company as it seeks to identify a business combination target.

Thomas G. Folise has been the Company’s President and director since November 12, 2014. Since 2002, Mr. Folise has been the President and owner of Folise Agency, Inc., an insurance provider. Additionally, Since November 2014, Mr. Folise has been a managing partner of Central Park Advisors, LLC, where he advises public and private companies. Since January 2015, Mr. Folise has been a financial representative at JH Darbie & Co. Prior to his position as JH Darbie, from January 2013 to December 2014, Mr. Folise was a financial representative at Middlebury Securities, LLC. From 2004 until November 2011, Mr. Folise was the owner of an Allstate agency. Mr. Folise’s advisory and executive experience is an asset to the Company as it seeks to identify a business combination target.

James V. Folise was the Company’s Secretary from November 12, 2014 until the Closing Date, and a director since November 12, 2014. Since January 2009, Mr. Folise has been a realtor at Remax Villa Realtors. Mr. Folise received a bachelor’s degree in business from St. John’s University.

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

The leadership structure of our Board is such that, after the Appointment Date, we will have the same individual serving as Chairman and as President. Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Leonard Schiller	73	President and Chairman of the Board (1)
Vincent S. LoPriore	47	Secretary and Director

(1)	Effective upon the 10th day after this Schedule 14f-1 has been mailed to Pinkbrick’s stockholders, it is anticipated that Mr. Leonard Schiller will be appointed as Chairman of the Board of Pinkbrick,

Mr. LoPriore’s biography appears above, under the heading, “Current Directors and Executive Officers.”

Leonard Schiller has been the Company’s President since the Closing Date. Mr. Schiller has been a director of Point Capital, Inc. since July 2014. He is President and Managing Partner of the Chicago law firm of Schiller Klein PC and has been associated with the firm since 1977. Mr. Schiller also has served as President of the Dearborn Group, a residential property management and real estate company with properties located in the Midwest. Mr. Schiller has been involved in the ownership of residential properties and commercial properties throughout the country. Mr. Schiller has acted as principal in numerous private loan transactions and has been responsible for the structure and management of these transactions. He has also served as a member of the Board of Directors of IMALL, an internet search engine company, which was acquired by Excite@Home. He also served as a member of the Board of AccuMed International, Inc., a company which manufactured and marketed medical diagnostic screening products, which was acquired by Molecular Diagnostics, Inc. He presently serves as a director of Milestone Scientific, Inc. He also serves as a director of Gravitas Cayman Corp. and a limited partner of Gravitas Capital Partners, LLC, a private hedge fund.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently use the office space and equipment of our management at no cost.

The professional fees and expenses associated with the preparation and filing of our registration statement on Form 10, in the aggregate amount of $12,500, have been advanced by Messrs. LoPriore, Thomas Folise and James Folise. In connection with such advances, on November 12, 2014, we issued an aggregate of 1,000,000 shares of Common Stock to each of Vincent S. LoPriore, Thomas G. Folise, and James V. Folise, pursuant to the terms and conditions set forth in those certain common stock purchase agreements dated November 12, 2014. Messrs. T. Folise, LoPriore, and J. Folise are deemed to be promoters since they directly took the initiative in founding and organizing our Company and received more than 10% of our common stock in exchange for the advances described above. Additionally, Mr. Thomas Folise and Mr. Vincent LoPriore own and control Central Park Advisors, which may be engaged to seek out potential business combination targets. However, there are no current understandings or agreements between the Company and Central Park Advisors.

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Pinkbrick Holdings Inc.

33 N. Dearborn Street

Suite #650

Chicago, IL 60602

Your letter should indicate that you are a stockholder of our company. Depending on the subject matter, management will:

●	Forward the communication to the director or directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following table sets forth the cash and other compensation paid by us to our officers during the period from inception (November 12, 2014) through November 30, 2014.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)		Total ($)

Vincent S. LoPriore	2014		$0		$0
Chief Executive Officer		$		$

Thomas G. Folise	2014		$0		$0
President		$		$

James V. Folise	2014		$0		$0
Secretary		$		$

Our officers and directors have not received any cash or other compensation since inception through the date of this filing. No compensation of any nature has been paid for on account of services rendered by a director in such capacity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our employees.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the best of our knowledge, during the fiscal year ended November 30, 2014, the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

PINKBRICK HOLDINGS INC.

By:	/s/ Leonard Schiller
Name:	Leonard Schiller
Title:	President

Dated: July 1, 2015